December 11, 2008

Kevin Brogan, President
InnerLight Holdings, Inc.
867 East 2260 South
Provo, Utah 84606

    RE: **InnerLight Holdings, Inc. ("the company")**
        Amendment No. 1 to Registration Statement on
        Form S-1
        Filed November 12, 2008
        File No. 333-152430

Dear Mr. Brogan:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

    1. Please include the language from the Form S-1 cover page regarding Rule 415 and check the box, as appropriate.

Cover Page

2. You refer to this offering as a "best efforts direct participation offering" in the
   third paragraph. Please revise to also clarify throughout the prospectus that this
   offering is on an "all or none" basis.

3. Please highlight the reference to the Risk Factors section as required by Item
   501(b)(5) of Regulation S-K.

Inside Front and Outside Back Cover Pages of the Prospectus

4. Please provide the dealer prospectus delivery obligation required by Item 502(b)
   of Regulation S-K.

Prospectus Summary

Company History, Page 4

5. Please correct the website address in the second paragraph, to
   www.innerlightinc.com .

Selected Financial Data, page 5

6. Please revise your disclosure of selected financial data to (i) be consistent with the
   periods presented in the financial statements and (ii) revise to ensure the balances
   presented here are consistent with the balances presented in the financial
   statements or remove such presentation from your registration statement.

Risk Factors, Page 6

7. Please remove the statement that "additional risks and uncertainties not currently
   known to us or that we deem currently immaterial may also become important
   factors that may harm our business." All material risks should be described in
   this section, and if risks are not deemed material they should not be referenced.

8. Please add a risk factor discussing the going concern as stated in the report of the
   independent registered public accountant.

"If we cannot successfully understand and survive the volatility of doing business in
foreign countries,…", Page 6

9. We note the statement in paragraph three (3), "[T]he payment of earned
   commissions and incentives to our foreign distributors is subject to various

banking and disbursement regulations." Please fully discuss in the Government Regulation section on page 28. Also discuss the governmental regulation discussed in the second risk factor on page 8 and the second risk factor on page 9.

"Disruption to our supply chain of products and/or ingredients could negatively affect our sales." Page 7

10. To the extent material, please discuss the timing of the planned resumption of the sale of this product. Clarify whether the loss of this supplier has had a material impact upon revenues.

The Company is not well established and does not have substantial resources, page 8

11. Please explain the reference to operating your business in "a successful and profitable manner." We note that you had net losses for the fiscal years 2006 and 2007. Also, please add a risk factor discussing the lack of profitable operations in recent periods, as required by Item 503(c)(2) of Regulation S-K.

Use of Proceeds, Page 12

12. Please provide a more specific use of proceeds. For example, explain in greater detail how the proceeds will be used for "International Development." Also, provide the more specific use of proceeds for the amount allocated to "General Working Capital."

Dilution of the Price You Pay for your Shares, page 13

13. It appears that the net tangible book value per share before the offering at June 30, 2008 is ($0.01) (($128,986) divided by 10,600,000 shares), not $0.10 as disclosed. Please revise the net tangible book value per share before and after the offering, accordingly.

Plan of Distribution, Page 14

14. Name each officer who will offer and sell the securities on behalf of the company.

Company History, Page 16

15. We note that InnerLight, Inc. was purchased from The Quigley Corporation for $1,000,000 and the assumption of existing liabilities of InnerLight, Inc. Please reconcile with the references elsewhere in the prospectus to a $1,000,000 dividend.

16. Briefly discuss the operating history of The Quigley Corporation. Note 15 to the financial statements refers to one of your reportable segments as The Quigley Corporation. Explain if this is different from The Quigley Corporation that sold the capital stock in InnerLight Inc. in February 2008.

Company Description, Page 16

17. Please revise to discuss the company's reportable segments as referenced in Note 15 to the financial statements on page F-13.

18. Please discuss in greater detail the principal products and their markets, including the current status of distribution. The disclosure in this section is forward-looking in nature, so it is unclear what action has been taken by the company and what action is to occur in the future. In addition, provide a more detailed discussion of the DSA program, including the compensation arrangements and any costs associated with becoming a DSA. **C**larify whether the company has hired **any** DSA's. If so, please file the agreements as exhibits and disclose the material terms of the agreements. See Item 601(b) of Regulation S-K.

Products, Page 16

19. Please provide the basis for the belief that the company's products are "the best products available that are differentiated from "off the shelf" products."

Industry Analysis, Page 17

20. Please provide the source(s) of the information included throughout this section, including the tables and graphs. Also, provide the dates of the information in the tables and graphs. Lastly, the graph on page 19 presents information from 1999 through 2003. Please explain the relevance of this graph given the information is about five years old.

Growth Strategies, Page 27

21. Please expand this section to provide more detail on the "several new product lines" referred to in the second paragraph here.

22. We note that the company "is continuing its growth internationally, specifically paying attention to the European Union…" Please disclose the countries in which the company is presently operating and also identify the ones the company is planning to operate in. Disclose the percent of international sales.

23. Further, please expand this section or provide a separate section to adequately discuss the new division to be added during 2008. Considering that it is now December, 2008, clarify the current status. We may have further comments.

Marketing Royalty Agreement, Page 27

24. Please disclose all of the material provisions of the 10 year Royalty Agreement and reconcile the royalty payments discussed in this section with the terms provided in the agreement.

25. Please define the term "Commissionable Volume".

26. Discuss the sources of your products and identify any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Legal Proceedings, Page 28

27. We note the disclosure on page 30 that "[T]he decrease in revenue during this period was primarily due to diminishing domestic independent business consultants, which has been affected in part, by legal issues concerning the founder resulting in numerous terminations including several national directors." (emphasis added). Please fully discuss these legal issues, and whether this may continue to impact your business. Also, add a risk factor as appropriate. In addition, we note that the Quigley Corp. Purchase Agreement refers to litigation regarding your wholly-owned subsidiary, Darius that could cause it to become insolvent. Please explain whether these claims are continuing or whether they have been settled. To the extent they continue, provide the disclosure required by Item 103 of Regulation S-K. We may have further comments.

28. Please identify "the founder".

Management's Discussion and Analysis…

29. Consider providing an executive-level overview that provides context for the remainder of the discussion. The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of Form S-1. As such, we ask that you revise this entire section to discuss the events, trends, risks and uncertainties that management views as most critical to the company's revenues,

financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

Results of Operations

30. Please revise your disclosure for each period presented to describe and quantify underlying material activities that generate income statement variances between periods (e.g. expansion of international sales, diminishing domestic independent consultants, etc). Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods for each income statement line item. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Comparison of the Six Months Ended June 30, 2007 and 2008, Page 29

31. Further, if material, please disclose the cost associated with the independent business consultants' bonuses mentioned here.

Comparison of the Fiscal Year Ended December 31, 2006…

Selling, General and Administrative Expenses, Page 30

32. If material, please discuss the closure of the Asian facilities in 2007. What were the chief factors that prompted this action?

Liquidity and Capital Resources, Page 31

33. Please explain the nature of the $1,000,000 dividend referenced here. We note on page 39 that no cash dividends have been declared.

Liquidity and Capital Resources, page 31

34. Please revise to include a more detailed analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in each line item (e.g. explain the

significant change in your inventory, prepayments and other receivables, accounts payable, etc) for each period presented. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

Critical Accounting Policies and Estimates, page 34

35. Please revise Management's Discussion and Analysis to include a critical accounting estimates section to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements (e.g. revenue recognition, inventory valuation, impairments, etc…). Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please refer to the Commission's guidance concerning Critical Accounting Estimates and revise Management's Discussion and Analysis to comply with the required disclosures as necessary. The guidance is also available in SEC Release No. 33-8350.

Principal Stockholders, Page 33

36. Please identify the control person(s) associated with Chilesha Holdings, Inc.

37. The beneficial ownership information as required by Item 403 of Regulation S-K should be before the offering. You may include a separate column indicating the beneficial ownership after the offering, in addition to the current beneficial ownership.

Certain Relationships and Related Transactions, Page 34

38. In the initial paragraph, please clarify Mr. Brogan's "economic interest in a marketing entity".

39. Also, briefly discuss the distributorship agreement with the company's predecessors. If material, this agreement should be filed as an exhibit to the company's registration statement.

Directors and Executive Officers, Page 35

40. Please provide the ages of Messrs. Brogan and Maughan.

Board of Directors, Page 35

41. Please identify the publicly-traded network marketing company for which Mr. Brogan previously was a distributor.

42. Please identify the public and private companies where Mr. Maughan was employed.   Please provide Mr. Maughan's business experience during the past five years as required by Item 401(e) of Regulation S-K. Provide the beginning and ending dates of employment for each position.

Summary Compensation Table, Page 37

43. Revise to provide all of the information in the tabular format required by Item 402(n), (p) and (r) of Regulation S-K and provide the narrative disclosure required by Item 402(o) and (q) of Regulation S-K.

44. We note the statement, "[O]ur Board of Directors may award special remuneration to any director undertaking any special services…" Please explain the criteria for these awards and whether you any special awards have been granted.

45. Please disclose any material terms of compensation arrangements in the event of resignation, retirement, or termination from a change in control, regardless of the dollar amount. See Item 402(q)(2) of Regulation S-K. The reference to no amount exceeding $60,000 is unclear.

Employment Agreements, Page 38

46. Please disclose all the material terms of the employment agreements, including the bonus payments.

Market for Common Equity and Related Shareholder Matters, page 39

47. Your disclosure that no dividends have been paid here and on page 40 appears to be inconsistent with your disclosure on F-6 which discloses dividends paid of $1,000,000 and $1,700,000 in 2008 and 2007, respectively. Please revise or advise.

Report of Independent Registered Public Accounting Firm, page F-2

48. We noted the scope and opinion paragraphs of the independent audit report refers to the periods ended December 31, 2007 and 2006. Please advise your

independent accountants to revise their report to ensure the scope and opinion paragraph properly include <u>all periods presented</u> in the financial statements.

49. Please advise your independent accountants to remove the first paragraph on F-3 of the audit report as it appears to be a partial duplication of the last paragraph on F-2 of the audit report or tell us why such duplicative disclosure is appropriate.

<u>Financial Statements</u>

<u>General</u>

50. It appears your Balance Sheet, Consolidated Statement of Operations and Statements of Cash Flows which are labeled as InnerLight, Inc. are inconsistent with the Statement of Stockholders' Equity and the Notes to the Consolidated Financial Statements which are labeled InnerLight Holdings, Inc. In addition, the report of your independent registered public accounting firm appears to opine only upon the financial statements of InnerLight Holdings, Inc. Please clarify or advise.

51. Please revise your balance sheet, statement of stockholders' equity and statement of cash flows to identify them as consolidated financial statements or tell us why such modification is not necessary.

52. We note that InnerLight Holdings, Inc., appears to have been incorporated on February 21, 2008 (per exhibit 2.1 of Form S-1 filed July 21, 2008) and entered into an agreement to acquire InnerLight, Inc. on February 29, 2008 (per exhibit 3.1 of Form S-1 filed July 21, 2008). Provided February 29, 2008 was also the date of consummation of this acquisition, the following financial statements would be required in your amended registration statement if filed on or before February 16, 2009:

- <u>Audited</u> financial statements of InnerLight Holdings, Inc. for the period from February 21, 2008 (date of inception) through September 30, 2008.
    - The balance sheet should present the consolidated company as of September 30, 2008 (i.e. InnerLight Holdings, Inc. and InnerLight, Inc.).
    - The statement of operations and statement of cash flows should include InnerLight Holdings, Inc. from February 21, 2008 (date of inception) to September 30, 2008 and InnerLight, Inc. from February 29, 2008 through September 30, 2008.
- <u>Audited</u> statement of operations and statement of cash flows of InnerLight, Inc. for the period from January 1, 2008 to February 28, 2008.
- <u>Audited</u> financial statements of InnerLight, Inc. for the fiscal years ended December 31, 2007 and 2006 (currently included in your registration statement).

A complete set of notes should be provided for each entity. The pre-merger financial statements should be clearly labeled as predecessor financial statements. The financial statements can be presented together with a line of demarcation between the financial statements of the predecessor (i.e. InnerLight, Inc.) and the issuer (i.e. InnerLight Holdings, Inc.) or each entity's financial statements can be presented separately.

53. Please remove the label "a development stage company" from the Statement of Stockholders' Equity and Consolidated Notes to the Financial Statements as it appears that you do not meet the guidelines for a development stage company pursuant to paragraph 8 of SFAS No. 7.

54. Please note the updating requirements for the financial statements as set forth in Article 8-08 of Regulation S-X, and provide a current consent of the independent accountants in any amendment.

Balance Sheet, page F-4

55. Please revise your disclosure related to common stock to include the number of shares authorized on the face of the balance sheet.

56. Please revise your disclosure related to preferred stock to include the number of shares authorized, the par value, and the number of shares issued and outstanding on the face of the balance sheet.

57. Please disclose, either in a note, or on the face of the balance sheet, significant balances included in other current liabilities.

58. We note you have recorded a loan payable of $1,000,000 at June 30, 2008. Please revise your footnotes to disclose the significant terms of this outstanding loan.

Consolidated Statements of Operations, page F-5

59. Please revise to present basic and diluted earning per share on the face of the statement of operations, for each period presented. Refer to the guidance in paragraph (36) of SFAS 128.

Statement of Stockholder's Equity, page F-6

60. We note your presentation in your Statement of Stockholders' Equity appears to include the historical activity of Innerlight, Inc. Please note that the Statement of Stockholders' Equity of Innerlight Holdings, Inc. should commence at its

inception date, February 21, 2008, not the inception date of Innerlight Inc. If you choose to present separate processor financial statements of Innerlight, Inc. (as discussed in our comment above under Financial Statements), then it would be appropriate to present the historical Statement of Stockholders' Equity activity for Innerlight, Inc. through the acquisition date.

Consolidated Notes to Financial Statements

General

61. It appears from your disclosure in Management's Discussion and Analysis on page 30 that you closed your Asian facilities in 2007. Please cite the specific authoritative literature you used to support your accounting treatment. In your response, provide a narrative discussion addressing the applicability of paragraphs (41 – 44) of SFAS No. 144 and paragraph (18) of SFAS No. 146.

Note 1 - Summary of Significant Accounting Policies, F-8

General

62. Please disclose your accounting policy for research and development costs. Please refer to the guidance in APB 22.

63. It appears from your disclosure on page 6 that a significant portion of your sales is from foreign markets. For the sales recorded for the reporting periods presented, please clarify the currency in which these items were transacted. Please provide disclosure of your accounting policy for foreign currency transactions (i.e. sales) that are dominated in a currency other than your functional currency. Please refer to the guidance in paragraph 15 of SFAS No. 52.

64. It appears from the disclosure on F-4 and F-6 that you have recorded accumulated other comprehensive income related to foreign currency translation. Please disclose your policies related to foreign currency translation as applicable. Refer to SFAS 52.

65. Please revise to disclose the material terms of the Class A, B, C and D warrants; state whether the warrants may be exercised or settled in registered or unregistered shares; discuss the settlement methods (e.g. net share settlement or net cash settlement, etc.) and its likely future effect on your financial condition and results of operations.

Revenue Recognition, F-8

66. It appears from your disclosure on page 16 that your products are sold through direct sales associates (i.e., distributors). Please provide a detailed discussion of (i) your return policies with the distributor and your accounting treatment thereof, (ii) whether the distributor has price protection, (iii) whether the distributor can return the products to you for full reimbursement if they do not sell through to the end-user, (iv) the payment terms between you and the distributor. In addition, please provide a detailed discussion of how this complies with the guidance of SAB No. 104.

Income Taxes, F-8

67. Please revise your financial statements to disclose your accounting policy for income taxes and provide the disclosures required by paragraphs (43-49) of SFAS No. 109.

Going Concern, F-9

68. Please remove your reference to unaudited first quarter of 2008.

69. Your disclosure that the company has accumulated losses since inception does not appear to be consistent with the balance sheet on F-4. Please clarify or advise.

Note 2 - Business Combinations, F-10

70. It appears the acquisition of InnerLight, Inc. was accounted for as a purchase under SFAS No. 141. Please revise your financial statements to provide the disclosures required by paragraphs (51 – 57) of SFAS No.141.

Note 5 – Goodwill and Intangible Assets, F-11

71. It appears from your disclosure that you intend on presenting the intangible assets by major asset class. Please revise.

Schedule 1 to Footnote 1

Note 15 – Segment Information from InnerLight, Inc. Audit - (Unaudited by this Auditor), page F-13

72. It does not appear that comment three of our letter dated July 25, 2008 was addressed, therefore it is being reissued in its entirety. The segment data and quarterly financial data do not appear to be drawn from the stand-alone financial statements of InnerLight, Inc.. Please revise to ensure the data is reflective of IL as a stand alone entity.

73. It does not appear that comment four of our letter dated July 25, 2008 was addressed, therefore it is being reissued in its entirety. We note the annual segment data is marked "unaudited." Please note that any presentation of segment data should be provided in an audited note to the financial statements. Please request your auditor to perform the necessary additional field work that will permit the presentation of this data on an audited basis. Please note the disclosures here should reconcile to your financial statements.

74. Considering the comment above, please advise your auditors to remove the qualification language related to the attached Schedule I on F-10.

75. We note your reference to Note 17 "Subsequent Events"; however, we do not see this note in the financial statements presented. Please clarify or advise.

76. Considering your disclosure on page 6 which states a significant portion of your sales are from foreign markets and the disclosure on page 27 which states that you have opened warehousing operations in the Netherlands, please revise to provide the disclosures required by paragraph 38 of SFAS 131.

Part II.

Item 15. Recent Sales of Unregistered Securities, Page 43

77. Please explain the reference to, "our Securities and Exchange Commission filings."

Item 16. Exhibits, Page 44

78. We note that the funds from the offering will be placed in a special escrow account maintained by your Escrow Agent. Please file the Escrow Agreement as an exhibit.

79. Please file executed agreements.

80. Please file the subscription agreement as an exhibit.

Exhibits 5.1 - Opinion of William J. Reilly, Esq.

81. Please revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

82. The units and warrants are securities that must also be covered by the legality opinion. In addition, since warrants are contractual obligations, counsel must opine that the warrant is a legal, binding obligation of the registrant under the state contract law governing the warrant agreement. Please revise.

Exhibit 23.1

83. Please note the Consent of Independent Registered Public Accounting Firm should be signed by the accounting firm and not the individual practitioner. In addition, it appears the consent refers to a report dated July 9, 2008 rather than November 11, 2008, as is included in your filing. Please revise.

Signatures

84. The individual operating in the capacity of Principal Accounting Officer should be so designated.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Blaise Rhodes at (202) 551- 3774 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Via fax to Heber Maughan
         (801) 655-0621